Grupo Financiero | Galicia

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards
Managing Director
Telefax: (5411) 4343-7528
prichards@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com

           GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR
                   ITS FOURTH QUARTER ENDED DECEMBER 31, 2003

     > (Buenos Aires, Argentina, February 06, 2004) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") (Buenos Aires Stock Exchange:
          GGAL / NASDAQ: GGAL) today announced its consolidated financial results for the fourth quarter of fiscal year 2003, ended December 31, 2003.

NET LOSS FOR THE QUARTER ENDED DECEMBER 31, 2003

     > Net loss for the fourth quarter ended December 31, 2003, was Ps. 21.8 million, or Ps. 0.020 per share, equivalent to Ps. 0.200 per ADS. These results were mainly generated by those of Banco de Galicia y Buenos Aires S.A. ("Banco Galicia") which has continued to be the main source of the company's results.

     > Net loss for the fiscal year ended December 31, 2003, was Ps. 217.1 million, or Ps. 0.199 per share, equivalent to Ps. 1.990 per ADS, taking into account the total number of shares outstanding as of December 31, 2003.

     > Grupo Galicia's financial statements, tables and exhibits as of December 31, 2003, have been restated for inflation until February 28, 2003 using the Wholesale Price Index (IPIM) published by the National Bureau of Statistics and Census (INDEC).

     > During fiscal year 2002, the line-by-line consolidation of the consolidated balance sheet of Banco Galicia Uruguay S.A. ("Galicia Uruguay") had been discontinued by Banco Galicia. As the reception of the financial statements of Galicia Uruguay and its subsidiaries has been regularized, in the quarter ended September 30, 2003 the information that is exposed includes the consolidation on a line-by-line basis of the financial statements of Galicia Uruguay, Banco de Galicia (Cayman) Ltd. (in provisional liquidation) and its subsidiaries. In consequence, the quarter ended September 30, 2003 includes in each line of the consolidated income statement the results corresponding to the nine months of the aforementioned companies, not affecting the consolidated net income.

                                                      Grupo Financiero | Galicia

     > The following table below shows results per share information, based on Grupo Galicia's financial statements.

                                                                                                  In pesos
-----------------------------------------------------------------------------------------------------------------------------------
                                                                 FY 2003           FY 2002           twelve months ended at:
                                                                 --------         --------          --------------------------
Earnings per Share                                                  4Q               4Q
                                                                  12/31/03         12/31/02          12/31/03          12/31/02
-----------------------------------------------------------------------------------------------------------------------------------

Total Average Shares (in thousands)                              1,092,407        1,092,407         1,092,407         1,092,407
    Book Value per Share                                             1.339            1.500             1.339             1.500
    Book Value per ADS(*)                                           13.390           15.000            13.390            15.000
    Earnings per Share (**)                                        (0.020)          (0.360)           (0.199)           (1.347)
    Earnings per ADS (*) (**)                                      (0.200)          (3.600)           (1.990)          (13.470)

-----------------------------------------------------------------------------------------------------------------------------------

(*)  1 ADS = 10 ordinary shares

(**) Twelve months ended as of 12/31/03 including absorption regulated by Argentine Central Bank's Communique "A" 3703 and 3800

     > Grupo Galicia's fourth quarter net income represents an annualized return of (0.34)% on average assets and (5.98)% on average shareholders' equity.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                 FY 2003           FY 2002           twelve months ended at:
                                                                 -------           -------          --------------------------
Profitability                                                       4Q               4Q             12/31/03          12/31/02
                                                                    %                 %                %                 %
-----------------------------------------------------------------------------------------------------------------------------------

Return on Average Assets (*)                                      (0.34)            (4.94)           (0.92)            (6.34)
Return on Average Shareholders Equity (*)                         (5.98)           (83.44)          (14.19)           (60.51)

-----------------------------------------------------------------------------------------------------------------------------------

(*)  Annualized

     > Table below shows the Grupo Financiero Galicia's income statement for the fiscal year 2003, without consolidation.

                                                                             In millions as of December 31, 2003 constant pesos
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      twelve months ended at
                                                                                                    ==========================
                                                                                                    12/31/03          12/31/02
-----------------------------------------------------------------------------------------------------------------------------------
Income from equity investments                                                                       (201.8)         (1,453.3)
Administrative expenses                                                                                (5.5)             (8.1)
Net Other income                                                                                        8.1               0.6
Net Financial income                                                                                  (17.9)             48.5
Income tax                                                                                              -               (59.2)
Net income for the year                                                                              (271.1)         (1,471.5)
-----------------------------------------------------------------------------------------------------------------------------------

     > The following table below shows a "Net Income by Business" analysis. It includes a breakdown on Grupo Financiero Galicia's result information by subsidiary.

     > The "Income from stake in Sudamericana Holding" line includes the company's results as of September 2003 and the company's goodwill amortization.

                                                      Grupo Financiero | Galicia

     > The "Income from stake in Galicia Warrants" line includes the company's results as of October 2003, the company's goodwill amortization and the impairment adjustment.

     > The "Result adjustment by deferred tax in subsidiary companies" shows the income tax charge determined according to the deferred tax method on Banco Galicia's subsidiaries. This adjustment was not made in Banco Galicia because Argentine Central Bank regulations do not contemplate the application of the deferred tax method.

                                                                             In millions as of December 31, 2003 constant pesos
------------------------------------------------------------------------------------------------------------------------------------
                                                                            FY 2003                     twelve months ended at
                                                                    -----------------------           --------------------------
                                                                    4th. Q           3rd. Q           12/31/03          12/31/02
------------------------------------------------------------------------------------------------------------------------------------
Income from stake in Banco Galicia (93.56%)                          (41.9)            (61.0)          (186.2)         (1,439.9)
Income from stake in Net Investment (87.5%)                           (0.4)             (0.3)            (5.3)             (6.8)
Income from stake in Sudamericana Holding (87.5%)                      0.7              (3.8)            (9.4)             (4.4)
Income from stake in Galicia Warrants (87.5%)                         (0.1)              0.2             (3.3)             (2.2)
Result adjustments by deferred tax in subsidiary companies            18.5              (5.7)             2.4               -
Other Income GFG                                                       1.4               2.4            (15.3)             41.0
Income tax                                                             -                 -                -               (59.2)

Net Income for the period                                            (21.8)            (68.2)          (271.1)         (1,471.5)
------------------------------------------------------------------------------------------------------------------------------------

CONFERENCE CALL

On Friday, February 13 at 11:00 A.M. Eastern Standard Time (1:00 P.M. Buenos Aires Time), GFG will host a conference call to review these results.

The call-in number is: (719) 457-2600

If you are unable to participate in the call, a replay will be available from Friday, February 13 at 2:00 P.M. Eastern Standard Time until Wednesday, February 18 at 12:00 P.M. Eastern Standard Time dialing (719) 457-0820, pass code:
416113.

                                                      Grupo Financiero | Galicia

Grupo Financiero Galicia S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                         In millions of pesos
---------------------------------------------------------------------------------------------------------------------
                                                          12/31/03    09/30/03     06/30/03    03/31/03    12/31/02
---------------------------------------------------------------------------------------------------------------------

CASH AND DUE FROM BANKS                                       826.2       835.0        932.1       573.1       546.1

GOVERNMENT AND CORPORATE SECURITIES                         2,900.1     2,812.0      1,521.1     1,643.6     1,828.6

LOANS                                                      10,983.8    10,601.5      9,508.9     9,436.2     9,584.4

OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE
                                                            6,197.4     6,495.0      7,709.0     8,065.6     9,242.6

EQUITY IN OTHER COMPANIES                                      87.1        88.3         94.0        94.2       104.3

BANK PREMISES AND EQUIPMENT, MISCELLANEOUS AND
INTANGIBLE ASSETS                                           1,402.7     1,426.2      1,435.5     1,477.3     1,056.7

OTHER ASSETS                                                  497.4       481.3        486.0       443.5       367.6

TOTAL ASSETS                                               22,894.7    22,739.3     21,686.6    21,733.5    22,730.3

DEPOSITS                                                    5,584.0     5,471.7      5,048.1     4,766.6     4,732.9
- Non-Financial Government Sector                              12.4         5.1          4.9         3.0         7.9
- Financial Sector                                             19.5        18.7          2.4         2.9         2.9
- Non-Financial Private Sector and Residents Abroad         5,552.1     5,447.9      5,040.8     4,760.7     4,722.1
  - Current Accounts                                        1,163.7     1,086.7        917.2       738.2       738.6
  - Savings Accounts                                          818.9       783.2        500.1       379.8       345.4
  - Time Deposits                                           2,838.5     2,786.0      2,569.7     2,092.4     2,188.9
  - Investment Accounts                                         0.2         1.0          1.0         0.0         0.0
  - Other                                                     533.6       575.1        765.4     1,135.4     1,044.6
  - Accrued interest and quotation differences payable        197.2       215.9        287.4       414.9       404.6

OTHER BANKS AND INTERNATIONAL ENTITIES                      2,867.2     2,865.0      2,804.6     2,968.2     3,386.0

NEGOTIABLE OBLIGATIONS                                      2,392.9     2,425.2      1,545.0     1,642.5     1,895.2

OTHER LIABILITIES                                          10,492.4    10,401.2     10,658.6    10,670.2    10,993.8

MINORITY INTERESTS                                             95.9        93.1         92.6        87.8        83.8

TOTAL LIABILITIES                                          21,432.4    21,256.2     20,148.9    20,135.3    21,091.7

SHAREHOLDERS' EQUITY                                        1,462.3     1,483.1      1,537.7     1,598.2     1,638.6

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)                                    1.05        0.51        (0.42)       2.49        1.66
Wholesale Price Index (%) (**)                                 3.42        1.20        (2.61)       0.25        (1.47)
C.E.R. (%) (**)                                                0.83        0.31         0.44        2.05        2.46
Exchange Rate ($/US$S) (***)                                 2.9330      2,9110       2.8075      2.9625      3.3630

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art. 33 - Law 19550). Quarter ended 09/30/03 consolidated with Banco Galicia Uruguay S.A.
(**)  Variation within the quarter.
(***) Last working day of the quarter.

                                                      Grupo Financiero | Galicia

Grupo Financiero Galicia S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                           In millions of pesos
---------------------------------------------------------------------------------------------------------------------
Quarter ended:                                                    12/31/03  09/30/03   06/30/03  03/31/03   12/31/02
---------------------------------------------------------------------------------------------------------------------

FINANCIAL INCOME                                                     328.0      386.8     299.4      667.7     318.4
- Interest on Cash and Due from Banks                                (0.1)        0.1       0.0        0.0       0.2
- Interest on Loans to the Financial Sector                          (0.3)       36.2      34.2       31.0      27.8
- Interest on Overdrafts                                               9.1        7.7      10.0       12.0      87.1
- Interest on Notes                                                   36.6       89.5      36.1       30.6      75.6
- Interest on Mortgage Loans                                          17.7       24.5      36.7       15.9      22.2
- Interest on Pledge Loans                                             0.8        4.1       6.2        0.6     (4.0)
- Interest on Credit Card Loans                                       34.2       32.1      31.3       29.9      29.5
- Interest on Other Loans                                              4.4       11.8       6.8        5.9      16.9
- Net Income from Government and Corporate Securities                 57.9       15.7      20.5       35.1      24.0
- On Other Receivables Resulting from Financial Brokerage             17.1       22.5      24.4       34.7      51.9
- Net Income from Guaranteed Loans-Decree 1387/01                     65.3       62.5      59.8       35.3    (70.9)
- Adjustment by application of adjusting indes                        47.3       66.3      67.1      396.1     283.9
- Adjustment by application of CVS                                    35.0        0.0       0.0        0.0       0.0
- Other                                                                3.0       13.8    (33.7)       40.6   (225.8)

FINANCIAL EXPENSES                                                   260.8     (38.8)     334.7      946.2     625.3
- Interest on Demand Accounts Deposits                                 1.0      (5.6)       3.2        4.4       2.1
- Interest on Saving Accounts Deposits                                 0.9        0.8       0.7        0.6       0.2
- Interest on Time Deposits                                           29.5       38.3      72.8       61.2      75.8
- Interest on Loans from Financial Sector                              2.0        1.5       1.5        1.8      13.6
- For other Liabilities resulting from Financial Brokerage            90.8       83.3      79.4       87.1     267.6
- Other Interest                                                     104.7       75.6     107.0      121.5     193.8
- Adjustment by application of adjusting index                        24.3        8.8      13.7      140.7      59.3
- Other                                                                7.6    (241.5)      56.4      528.9      12.9

GROSS BROKERAGE MARGIN                                                67.2      425.6    (35.3)    (278.5)   (306.9)

PROVISIONS FOR LOAN LOSSES                                          (97.7)      260.6      64.3       59.2     128.6

INCOME FROM SERVICES, NET                                             99.1       93.3      88.6       80.4      79.8

MONETARY LOSS FROM FINANCIAL INTERMEDIATION                            0.0        0.0       0.0     (14.5)     135.9

ADMINISTRATIVE EXPENSES                                              148.0      155.3     131.6      128.5     235.9
- Personnel Expenses                                                  66.4       67.3      54.7       55.1     142.4
- Directors' and Syndics' Fees                                         0.5        0.3       0.4        0.7       0.5
- Other Fees                                                           5.9       10.0       3.1        2.3       7.0
- Advertising and Publicity                                            7.5        6.9       2.8        2.8       4.8
- Taxes                                                                7.8        8.8       6.9        6.3       6.8
- Other Operating Expenses                                            48.0       50.1      54.2       52.3      58.0
- Other                                                               11.9       11.9       9.5        9.0      16.4

MONETARY GAIN FROM OPERATING EXPENSES                                  0.0        0.0       0.0        0.1     (0.3)

MINORITY INTEREST                                                    (2.8)        0.3     (4.3)      (2.8)   (103.0)

INCOME FROM EQUITY INVESTMENTS                                       (1.5)      (2.0)    (10.1)      (9.0)      59.4

NET OTHER INCOME                                                   (133.4)    (169.7)      91.6      354.5     226.5

MONETARY GAIN (LOSS) ON OTHER TRANSACTIONS                             0.1        0.0    (13.3)        9.7    (74.5)

INCOME TAX                                                             0.2      (0.2)    (10.2)       10.8      45.2

NET INCOME                                                          (21.8)     (68.2)    (68.5)     (58.6)   (392.8)

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art. 33 - Law 19550). Quarter ended 09/30/03 consolidated with Banco Galicia Uruguay S.A. and subsidiaries (9 months).

                                                      Grupo Financiero | Galicia

Grupo Financiero Galicia S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                                   In millions of pesos
----------------------------------------------------------------------------------------------------------------------
Twelve months ended at:                                                                      12/31/03      12/31/02
----------------------------------------------------------------------------------------------------------------------

FINANCIAL INCOME                                                                                1.681,9       5.375,7
- Interest on Cash and Due from Banks                                                               0,0           1,1
- Interest on Loans to the Financial Sector                                                       101,1          85,7
- Interest on Overdrafts                                                                           38,8         135,3
- Interest on Notes                                                                               192,8         158,7
- Interest on Mortgage Loans                                                                       94,8         111,0
- Interest on Pledge Loans                                                                         11,7          21,5
- Interest on Credit Card Loans                                                                   127,5         177,0
- Interest on Other Loans                                                                          28,9         113,4
- Net Income from Government and Corporate Securities                                             129,2         585,2
- On Other Receivables Resulting from Financial Brokerage                                          98,7         230,3
- Net Income from Guaranteed Loans-Decree 1387/01                                                 222,9         223,7
- Adjustment by application of adjusting indes                                                    576,8       3.202,5
- Adjustment by application of CVS                                                                 35,0           0,0
- Other                                                                                            23,7         330,3
FINANCIAL EXPENSES                                                                              1.502,9       4.507,6
- Interest on Demand Accounts Deposits                                                              3,0          17,1
- Interest on Saving Accounts Deposits                                                              3,0           3,2
- Interest on Time Deposits                                                                       201,8         266,6
- Interest on Loans from Financial Sector                                                           6,8          24,9
- For other Liabilities resulting from Financial Brokerage                                        340,6         653,0
- Other Interest                                                                                  408,8       1.584,5
- Net income/(loss) on options                                                                      0,0           0,3
- Adjustment by application of adjusting index                                                    187,5       1.734,7
- Other                                                                                           351,4         223,3
GROSS BROKERAGE MARGIN                                                                            179,0         868,1
PROVISIONS FOR LOAN LOSSES                                                                        286,4       1.421,7
INCOME FROM SERVICES, NET                                                                         361,4         374,2
MONETARY LOSS FROM FINANCIAL INTERMEDIATION                                                      (14,5)     (1.437,7)
ADMINISTRATIVE EXPENSES                                                                           563,4         900,4
- Personnel Expenses                                                                              243,5         480,6
- Directors' and Syndics' Fees                                                                      1,9           3,1
- Other Fees                                                                                       21,3          22,8
- Advertising and Publicity                                                                        20,0          14,7
- Taxes                                                                                            29,8          42,0
- Other Operating Expenses                                                                        204,6         285,5
- Other                                                                                            42,3          51,7
MONETARY GAIN FROM OPERATING EXPENSES                                                               0,1          21,0
MINORITY INTEREST                                                                                 (9,6)         269,5
INCOME FROM EQUITY INVESTMENTS                                                                   (22,6)        (10,9)
NET OTHER INCOME                                                                                  143,0       (376,8)
MONETARY GAIN (LOSS) ON OTHER TRANSACTIONS                                                        (3,5)       (161,0)
INCOME TAX                                                                                          0,6          65,8
NET INCOME BEFORE ABSORPTION                                                                     217,1)     (2.841,5)
ABSORPTION "AD-REFERENDUM" OF THE SHAREHOLDERS' MEETING                                             0,0       1.370,0
NET INCOME AFTER THE ABSORPTION                                                                 (217,1)     (1.471,5)

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art. 33 - Law 19550).